The information in this preliminary Pricing Supplement is not complete and may be changed. This preliminary Pricing Supplement and the accompanying Prospectus Supplement and Prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2) Registration No. 333-294072
Subject to Completion, Dated September 9, 2026 PRICING SUPPLEMENT dated , 2026 (To Prospectus Supplement dated June 4, 2026 and Prospectus dated June 4, 2026)

Canadian Imperial Bank of Commerce $ Senior Global Medium-Term Notes Digital Commodity-Linked Notes due

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the second scheduled business day after the determination date) is based on the performance of the first nearby (meaning the futures contract next scheduled for settlement or delivery that is still available for trading) West Texas Intermediate (WTI) light sweet crude oil futures contract (the “underlier”) as measured from the trade date to and including the determination date (expected to be between 12 and 14 months after the trade date). If the final underlier price on the determination date is greater than or equal to 60.00% of the initial underlier price (set on the trade date and may be higher or lower than the actual settlement price of the underlier on that date), you will receive the maximum settlement amount (expected to be between $1,099.50 and $1,117.00 for each $1,000 principal amount of your notes). If the final underlier price declines by more than 40.00% from the initial underlier price, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier price from the initial underlier price. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●if the underlier return is greater than or equal to -40.00% (i.e. the final underlier price is greater than or equal to 60.00% of the initial underlier price), the maximum settlement amount; or

●if the underlier return is less than -40.00% (i.e. the final underlier price is less than 60.00% of the initial underlier price), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.6667 times (b) the sum of the underlier return plus 40.00% times (c) $1,000, subject to the minimum settlement amount of $0. This amount will be less than $1,000 and may be zero.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Additional Risk Factors Specific to Your Notes” beginning on page PRS-8 of this Pricing Supplement.

Our estimated value of the notes on the trade date, based on our internal pricing models, is expected to be between $964.30 and $984.30 per note. The estimated value is expected to be less than the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

	Initial Issue Price	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	$1,000.00	100.00%	0.83%	99.17%
Total	$	$	$	$

The notes are unsecured obligations of Canadian Imperial Bank of Commerce and all payments on the notes are subject to the credit risk of Canadian Imperial Bank of Commerce. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the Prospectus). The notes will not be listed on any U.S. securities exchange.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these securities or determined if this Pricing Supplement or the accompanying Prospectus Supplement or Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issue price, agent’s commission and net proceeds listed above relate to the notes we will sell initially. We may decide to sell additional notes after the trade date, at issue prices and with agent’s commissions and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment will depend in part on the issue price you pay for your notes.

CIBC World Markets Corp. or one of our other affiliates may use this Pricing Supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this Pricing Supplement is being used in a market-making transaction.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about    , 2026 against payment in immediately available funds.

CIBC Capital Markets

Digital Commodity-Linked Notes due

ABOUT THIS PRICING SUPPLEMENT

You should read this Pricing Supplement together with the Prospectus dated June 4, 2026 (the “Prospectus”) and the Prospectus Supplement dated June 4, 2026 (the “Prospectus Supplement”), each relating to our Senior Global Medium-Term Notes, for additional information about the notes. Information in this Pricing Supplement supersedes information in the accompanying Prospectus Supplement and Prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the accompanying Prospectus Supplement or Prospectus.

You should rely only on the information contained in or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. This Pricing Supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus, and in the documents referred to in these documents and which are made available to the public. We have not, and CIBC World Markets Corp. (“CIBCWM”) has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and CIBCWM is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this Pricing Supplement or the accompanying Prospectus Supplement or Prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this Pricing Supplement nor the accompanying Prospectus Supplement or Prospectus constitutes an offer, or an invitation on our behalf or on behalf of CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this Pricing Supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the accompanying Prospectus Supplement and Prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•Prospectus Supplement dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000191870426015691/form424b5.htm

•Prospectus dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000110465926070439/tm267331d5_424b3.htm

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SUMMARY INFORMATION

We refer to the notes we are offering by this Pricing Supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Terms used but not defined in this Pricing Supplement have the meanings set forth in the accompanying Prospectus Supplement or Prospectus. This section is meant as a summary and should be read in conjunction with the accompanying Prospectus and Prospectus Supplement. This Pricing Supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:   Canadian Imperial Bank of Commerce

Underlier:   the first nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as traded on the New York Mercantile Exchange (“NYMEX”) (Bloomberg symbol “CL1” <CMDTY>) (references herein to the “first nearby” futures contract refer to the futures contract next scheduled for settlement or delivery that is still available for trading). See “The Underlier” on page PRS-20 of this Pricing Supplement

Specified currency:   U.S. dollars (“$”)

Principal amount:   Each note will have a principal amount of $1,000; $ in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the trade date.

Minimum investment:   $1,000 (one note)

Denominations:   $1,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than the principal amount:   The amount we will pay you on the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or a discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated threshold price would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the principal amount. Additionally, the cap price would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” in this Pricing Supplement.

Cash settlement amount (on the stated maturity date):   For each $1,000 principal amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•if the final underlier price is greater than or equal to the threshold price, the threshold settlement amount; or

•if the final underlier price is less than the threshold price, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000, subject to the minimum settlement amount.  In this case, the cash settlement amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

Threshold price:   60.00% of the initial underlier price

Threshold settlement amount (set on the trade date):   Expected to be between $1,099.50 and $1,117.00 per note

Cap price (set on the trade date):   Expected to be between 109.95% and 111.70% of the initial underlier price

Maximum settlement amount (set on the trade date):   The threshold settlement amount

Threshold amount:   40.00%

Buffer rate:   The quotient of the initial underlier price divided by the threshold price, which equals approximately 166.67%

Minimum settlement amount: $0

Initial underlier price (set on the trade date and may be higher or lower than the actual settlement price of the underlier on that date):

Final underlier price:   The settlement price of the underlier on the determination date, as described under “Additional Terms of the Notes — Determining the Settlement Price of the Underlier” on page PRS-17 of this Pricing Supplement

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Underlier return:   The quotient of (1) the final underlier price minus the initial underlier price divided by (2) the initial underlier price, expressed as a positive or negative percentage

Trade date: , 2026

Original issue date (settlement date) (set on the trade date):   Expected to be the third scheduled business day following the trade date

Determination date (set on the trade date):   A specified date that is expected to be between 12 and 14 months following the trade date, subject to adjustment as described under “Additional Terms of the Notes—Postponement of the Determination Date” on page PRS-17 herein.

Stated maturity date (set on the trade date): A specified date that is expected to be the second scheduled business day following the determination date, unless that date is not a business day, in which case the maturity date will be postponed to the next following business day. Additionally, the stated maturity date is subject to adjustment as described under “Additional Terms of the Notes—Postponement of the Determination Date” on page PRS-17 herein.

No listing:   The offered notes will not be listed on any securities exchange

Calculation agent:   Canadian Imperial Bank of Commerce. We may appoint a different calculation agent without your consent and without notifying you. The calculation agent has the sole discretion to make all determinations regarding the notes as described in this Pricing Supplement. Absent manifest error, all determinations of the calculation agent will be conclusive for all purposes and final and binding on you and us, without any liability on the part of the calculation agent.

CUSIP / ISIN:   13609FND2 / US13609FND23

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HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical final underlier prices on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier prices that are entirely hypothetical; the underlier price on any day throughout the life of the notes, including the final underlier price on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier price has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and the creditworthiness of CIBC. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by CIBC) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement and “The Bank’s Estimated Value of the Notes” in this Pricing Supplement. The information in the following hypothetical examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Threshold settlement amount	$1,099.50 per note
Threshold price	60.00% of the initial underlier price
Cap price	109.95% of the initial underlier price
Maximum settlement amount	$1,099.50 per note
Buffer rate	Approximately 166.67%
Threshold amount	40.00%
Minimum settlement amount	$0 per note

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the underlier

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier price that will serve as the baseline for determining the underlier return and the cash settlement amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier price may differ substantially from the underlier price prior to the trade date and may be higher or lower than the actual settlement price of the underlier on that date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the cash settlement amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier prices shown elsewhere in this Pricing Supplement. For information about the historical prices of the underlier during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes.

The prices in the left column of the table below represent hypothetical final underlier prices and are expressed as percentages of the initial underlier price. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier price, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier price and the assumptions noted above.

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Hypothetical Final Underlier Price (as Percentage of Initial Underlier Price)	Hypothetical Cash Settlement Amount (as Percentage of Principal Amount)
150.000%	109.950%
125.000%	109.950%
109.950%	109.950%
100.000%	109.950%
90.000%	109.950%
80.000%	109.950%
70.000%	109.950%
60.000%	109.950%
59.000%	98.333%
50.000%	83.333%
25.000%	41.667%
10.000%	16.667%
0.000%	0.000%

If, for example, the final underlier price were determined to be 25.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be approximately 41.667% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 58.333% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the final underlier price were determined to be 0.000% of the initial underlier price, you would lose your entire investment in the notes. In addition, if the final underlier price were determined to be 150.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 109.950% of each $1,000 principal amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any final underlier price that is over 60.000% of the initial underlier price.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier price were any of the hypothetical prices shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the principal amount of your notes and the hypothetical final underlier prices are expressed as percentages of the initial underlier price. The chart shows that any hypothetical final underlier price of less than 60.000% (the section left of the 60.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier price of greater than or equal to 60.000% (the section right of the 60.000% marker on the horizontal axis) would result in a capped return on your investment.

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The cash settlement amounts at maturity shown above are entirely hypothetical; they are based on prices of the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes—Underlier Risks—The Underlier May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes” on page PRS-17 of this Pricing Supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this Pricing Supplement.

We cannot predict the actual final underlier price or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier price and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier price, the cap price, the threshold settlement amount and the maximum settlement amount, which we will set on the trade date, and the actual final underlier price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described under “Risk Factors” in the accompanying Prospectus and Prospectus Supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying Prospectus and Prospectus Supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

Structure Risks

You May Lose Your Entire Investment in the Notes

You may lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier price set on the trade date (which could be higher or lower than the actual settlement price of the underlier on that date) to the settlement price on the determination date. If the final underlier price is less than the threshold price, you will lose, for each $1,000 of the principal amount of your notes, an amount equal to the product of (i) the buffer rate times (ii) the sum of the underlier return plus the threshold amount times (iii) $1,000, subject to the minimum settlement amount. Thus, you may lose your entire investment in the notes, which would include any premium to principal amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive significantly less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited by the Maximum Settlement Amount

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the price of the underlier may rise beyond the initial underlier price over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

The Amount Payable on Your Notes Is Not Linked to the Price of the Underlier at Any Time Other than the Determination Date

The final underlier price will be the settlement price of the underlier on the determination date (subject to adjustment as described in this Pricing Supplement). Therefore, if the settlement price of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the settlement price of the underlier prior to such drop in the price of the underlier. Although the actual price of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier price, you will not benefit from the settlement price of the underlier at any time other than on the determination date.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-commodity-linked debt security of comparable maturity that bears interest at a prevailing market rate.

Underlier Risks

Changes in the Market for the Underlier May Adversely Affect the Value of Your Notes

Your notes are linked to the performance of a futures contract related to a physical commodity (WTI crude oil). Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to stop trading or expire in a particular month may experience more severe pricing pressure or greater price volatility than a futures contract scheduled to expire in a different month, or vice-versa.  This effect may be heightened in the case of the notes because the notes are linked to a single commodity

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contract with a single expiration, and open interest in futures contracts on the physical commodity may migrate to a different month, which may also make the market illiquid as well as volatile.  Thus, the final underlier price for the underlier may be less favorable than it would have otherwise been if it had been determined with reference to a futures contract expiring in a different month or more than one futures contract with differing expirations or cessations of trading dates. As a result, the value of your notes may be less than would otherwise be the case if the final underlier price for the underlier had been determined by reference to a futures contract scheduled to expire in a more favorable month for pricing purposes or more than one futures contract.

Commodity Markets May Be Subject to Limit Prices

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of a commodity contract. The occurrence of “limit prices” amounts to a market disruption event which may result in the calculation agent postponing the determination date.

The Settlement Price of the Underlier May Be More Volatile Than if Another Nearby Futures Contract Had Been Used

The settlement price on the determination date will be the price of the first nearby futures contract. The price of a commodity futures contract is typically at its most volatile as the futures contract approaches maturity. Because the first nearby futures contract is used to determine the settlement price of the underlier on the determination date, the settlement price may therefore be more volatile than if another nearby futures contract with a longer maturity had been used.

Your Notes Will Not Benefit From a Positive Roll Yield

Securities linked to commodity futures contracts are often subject to “rolling”, meaning that as the contracts that underlie the security come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in September. This is accomplished by selling the July contract and purchasing the September contract. If the market for these contracts (putting aside other considerations) is in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the September contract, thereby creating a positive “roll yield”. Similarly, if the market for these contracts is in “contango”, where the prices are higher in the distant delivery months than in the nearer delivery months, it could result in a negative roll yield. Because your notes are linked to a contract with a fixed expiration date and will not be subject to rolling, you will not benefit from any positive roll yield.

A Difference in the Future Prices of Commodities Relative to Their Current Prices May Lead to a Decrease in the Return on Your Notes

Commodity futures contracts normally specify a certain date for delivery of the applicable physical commodity. As the exchange-traded commodity futures contracts approach expiration, they are replaced by contracts that have a later expiration. The relative sale prices of the contracts with earlier and later expiration dates will depend on the commodity and the markets for the commodity during the term of your notes. Sale prices for contracts with later expiration dates that are different than the sale prices for contracts expiring earlier could adversely affect the value of the underlier to which your notes are linked and, accordingly, decrease the return on your notes.

Commodity Futures Contracts Are Not Assets with Intrinsic Value

Trading in futures transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Commodity futures contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract. Accordingly, market participants taking the opposite side of the relevant commodity futures contract trades may believe that the price of the physical commodity will move against the interests of the underlier.

“Backwardation” or “Contango” in the Market Prices of the Underlier May Affect the Value of the Notes

As commodity futures contracts near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As that contract nears expiration, it may be replaced by selling the October contract and purchasing the contract expiring in December. This process is referred

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to as “rolling.” Historically, the prices of certain commodity futures contracts have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the October contract would take place at a price that is higher than the price at which the December contract is purchased, thereby creating a gain in connection with rolling. While such commodity futures contracts have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the underlier may adversely affect the value of the notes.

Conversely, certain commodity futures contracts historically exhibit “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. Although certain commodity futures contracts may have historically exhibited consistent periods of contango, contango will likely not exist in these markets at all times. Contango in the underlier may adversely affect the notes.

Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of the Underlier, Which Could Affect the Price of the Underlier and May Adversely Affect the Value of an Investment in the Notes

Investors, institutions, governments and others may purchase and sell the underlier as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of the underlier by market participants may affect the price of the underlier, which could adversely affect the value of an investment in the notes.

Substantial Sales of the Underlier by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold the underlier as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell the underlier, in a coordinated or uncoordinated manner, the resulting sales could cause the price of the underlier to decrease substantially, which could adversely affect the value of an investment in the notes.

The Underlier May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

The price of the underlier has fluctuated widely and may continue to do so in the future. For information about the historical prices of the underlier during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Factors that may affect the underlier and the value of your notes in varying ways include, without limitation:

●global supply of and demand for crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of crude oil, and production and cost levels in countries where crude oil is produced;

●levels of inventory at the Cushing Oklahoma storage hub;

●demand for products produced by refining the physical commodity;

●weather and natural disasters;

●governmental programs and policies, including regulation that affects consumption or production of commodities;

●regulation in the relevant producer countries and in the commodities and securities markets;

●hedging, investment and trading activities by market participants;

●price and supply controls among producer nations or organizations of producer nations;

●holding of commodities by producers;

●production of substitutes for the physical commodity, such as shale oil; development of new substitutes for the physical commodity; or alternative industrial or consumer applications that do not make use of the physical commodity;

●relative pricing between the physical commodity and other grades of crude oil;

●relative pricing between the physical commodity and shale oil;

●global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations, including but not limited to Ukraine;

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●disruptions in supply caused by damage to pipelines (including by oil theft);

●price limitations, position limits and trading halts on the exchange on which the underlier trades;

●liquidity or illiquidity of the markets for the physical commodity; and

●currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the prices of the physical commodity and the occurrence of all, some or one of these factors could reduce the price of the underlier and adversely affect the market value of, and payment on, your notes.

There Are Specific Risks Associated with the Physical Commodity and the Underlier

Oil prices are currently experiencing high volatility and have also been highly volatile in the past. Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the underlier. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the underlier may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the settlement price of the underlier and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the settlement price of the underlier and the market value of, and amount payable on, your notes.

Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the settlement price of the underlier and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.

You Have No Rights with Respect to the Physical Commodity Underlying the Underlier or the Underlier or Any Rights to Receive the Physical Commodity Underlying the Underlier or the Underlier

Investing in your notes will not make you a holder of the underlier or the physical commodity underlying the underlier.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier or the physical commodity underlying the underlier.  Any amounts payable on your notes will be made in cash, and you will have no right to receive the physical commodity underlying the underlier, the underlier, or options, swaps or futures based upon the physical commodity underlying the underlier.

Past Underlier Performance is No Guide to Future Performance

The actual performance of the underlier over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical settlement prices of the underlier or to the hypothetical return examples set forth elsewhere in this Prospectus Supplement. We cannot predict the future performance of the underlier.

The Notes Provide Exposure to Crude Oil Futures and Not Direct Exposure to Crude Oil

The price of a light sweet crude oil futures contract reflects the expected value of light sweet crude oil upon delivery in the future, whereas the spot price of light sweet crude oil reflects the immediate delivery value of light sweet crude oil.  A variety of factors can lead to a disparity between the expected future price of light sweet crude oil and the spot price at a given point in time, such as the cost of storing light sweet crude oil for the term of the futures contract, interest charges incurred to finance the purchase of light sweet crude oil and expectations concerning supply and demand for light sweet crude oil.  The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements of the spot price may not be reflected in the futures market (and vice versa). The settlement price of the underlier may fall below the initial underlier price and remain below the initial underlier price over the term of the notes, even if the spot price of light sweet crude oil remains the same or even increases.

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In addition, the difference between a futures price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears).  As a result, the settlement price of the underlier on the determination date will be influenced in part by how much time remains to expiration of the underlier on that date. Had the determination date occurred with a different length of time remaining to expiration of the underlier, your return on the notes might have been more favorable.

Investments Linked to Commodities Are Subject to Sharp Fluctuations in Settlement Prices

Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the settlement prices of the underlier and the value of the notes in varying and potentially inconsistent ways.  As a result of these or other factors, the price of the underlier may be, and recently has been, highly volatile.

The Market Price of WTI Light Sweet Crude Oil Futures Contracts May Change Unpredictably and Will Affect the Value of the Notes in Unforeseen Ways

The price of WTI light sweet crude oil futures contracts is primarily affected by the demand for and supply of light sweet crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally highly volatile and subject to dislocation.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world.  Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by OPEC and other crude oil producers.  Crude oil prices are determined with significant influence by OPEC.  OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of crude oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  WTI light sweet crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes).  It is not possible to predict the aggregate effect of all or any combination of these factors.

WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. As a result, the price of the underlier may be more volatile than world crude oil prices generally. In addition, the prices of the underlier may be near zero, zero or negative, which can occur rapidly and unexpectedly. For example, in April 2020, a collapse of demand for fuel contributed to an oversupply of crude oil that rapidly filled most available oil storage facilities. Storage shortages meant that market participants that had contracted to buy and take delivery of crude oil were at risk of default under the terms of the May 2020 NYMEX WTI crude oil futures contract. The scarcity of storage resulted in some market participants selling their futures contracts at a negative price (effectively paying another market participant to accept delivery of the crude oil referenced by the relevant contracts). As a result, for the first time in history, crude oil futures contracts traded below zero. On April 20, 2020, the last trading day before expiration of the May 2020 WTI crude oil futures contract, prices of that contract fell to negative $37.63. If the underlying commodity reaches a near-zero, zero or negative price, the value of the notes could be adversely affected and, if the final underlying settlement price is near zero, zero or negative, you will lose a significant portion or all of your initial investment in the notes. See “The Underlier” in this Pricing Supplement.

NYMEX Light Sweet Crude Oil Futures Prices Differ from Other Benchmark Measures of Crude Oil Prices

In particular, the NYMEX light sweet crude oil futures prices referenced by the notes differ from Brent crude oil futures.  Brent crude oil futures may be more indicative of global crude oil prices, while NYMEX light sweet crude oil futures may be more indicative of the North American market for crude oil.  Events and circumstances specific to the market for NYMEX light sweet crude oil may have a negative impact on NYMEX light sweet crude oil futures without necessarily having a significant effect on Brent crude oil futures prices. The performance of NYMEX light sweet crude oil futures over the term of

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the notes may differ significantly from, and may be significantly less favorable than, the performance of Brent crude oil futures.

Changes in Exchange Methodology May Affect the Value of Your Notes

The settlement price of the underlier will be determined by reference to the price determined by the relevant exchange. The relevant exchange may from time to time change any rule or bylaw or take emergency action under its rules, any of which could adversely affect the settlement price of the underlier and, in turn, your investment in the notes.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of the Notes

Futures contracts, including those related to crude oil, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, the NYMEX has regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of crude oil futures.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action.  The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes.  For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, in October 2020, the CFTC adopted rules to establish revised or new limits on the size of the positions any person may hold in 25 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including crude oil futures. The limits apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and on January 1, 2023 for covered swaps. These rules may reduce liquidity in the exchange-traded market for crude oil futures, which may, in turn, have an adverse effect on your return on the notes.  Market participants may decide, or be required to, sell their positions in crude oil futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of crude oil futures and therefore, the value of the notes.

Single Settlement Prices Tend to Be More Volatile than, and May Not Correlate with, the Prices of Commodities Generally

The notes are not linked to a diverse basket of commodities or a broad-based commodity index.  Instead, the notes are linked to the underlier.  The settlement price of the underlier may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the underlier, they carry greater risk and may be more volatile than notes linked to the prices of a larger number of commodities or a broad-based commodity index.

Holders of the Notes Will Not Benefit from Regulatory Protections of the Commodity Futures Trading Commission

The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the underlier for the benefit of the holders of the notes. An investment in the notes does not constitute an investment in the underlier, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

Investing in the Notes Is Not Equivalent to Investing in the Underlier

The return on the notes will not reflect the return you would realize if you actually owned the underlier.  You will not have any entitlement to the underlier by virtue of your investment in the notes.

Distortions or Disruptions of Market Trading in the Underlier Could Adversely Affect the Value of and Return on the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the settlement price of the underlier and, therefore, the value of and return on the notes. In addition, if the determination date is not a trading day or if a market disruption event has occurred or is continuing, the determination

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date will be subject to postponement, as described under “Additional Terms of the Notes” in this Pricing Supplement. If a market disruption event has occurred or is continuing on the determination date and it is not postponed, the calculation agent will determine the settlement price of the underlier on the determination date in its discretion. The calculation agent’s determination of the settlement price of the underlier in this circumstance may result in an unfavorable return on the notes.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlier or in instruments related to the underlier and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the value of the underlier in a way that has a negative impact on your interests as a holder of the notes.

Conflicts of Interest

Certain Business, Trading and Hedging Activities of Us, the Agent, and Our Other Affiliates May Create Conflicts with Your Interests and Could Potentially Adversely Affect the Value of the Notes

We, the agent, and our other affiliates may engage in trading and other business activities related to the underlier or any securities included in the underlier that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the underlier. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they affect the price of the underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the underlier and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

The calculation agent will, among other things, determine the cash settlement amount payable at maturity of the notes. We will serve as the calculation agent. We may appoint a different calculation agent without your consent and without notifying you. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlier has occurred. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates or a similarly situated party to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. See “Summary Information —Calculation Agent” in this Pricing Supplement.

Tax Risks

The U.S. Federal Tax Consequences of An Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the U.S. Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid cash-settled derivative contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. The U.S. Treasury Department and the

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IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. See the section of this Pricing Supplement entitled “United States Federal Income Tax Considerations.” Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect. Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this Pricing Supplement entitled “United States Federal Income Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

There Can Be No Assurance that the Canadian Federal Income Tax Consequences of an Investment in the Notes Will Not Change in the Future

There can be no assurance that Canadian federal income tax laws, the judicial interpretation thereof, or the administrative policies and assessing practices of the Canada Revenue Agency will not be changed in a manner that adversely affects investors. For a discussion of the Canadian federal income tax consequences of investing in the notes, please read the section of this Pricing Supplement entitled “Certain Canadian Federal Income Tax Considerations” as well as the section entitled “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus. You should consult your tax advisor with respect to your own particular situation.

General Risks

The Notes Are Subject to the Credit Risk of the Bank

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of the Bank, as issuer of the notes. The notes are our unsecured obligations. As further described in the accompanying Prospectus and Prospectus Supplement, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Bank, except such obligations as may be preferred by operation of law. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of Senior Debt Securities — Ranking” in the accompanying Prospectus.

The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes

The Bank’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed the Bank’s estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the original issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The Bank’s estimated value of the notes is determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the Bank’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which CIBCWM or any other person would be willing to buy notes from you in secondary market transactions. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt

The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this Pricing Supplement.

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The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the price and volatility of the underlier and a number of other factors, including interest rates generally, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. Changes in the price of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the price of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

The Notes Will Not Be Listed on Any Securities Exchange and We Do Not Expect A Trading Market For the Notes to Develop

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the trade date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this Pricing Supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the threshold price, the threshold settlement amount and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the threshold settlement amount and maximum settlement amount will only permit a lower positive return on your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount. Similarly, if the final underlier price is less than the threshold price, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

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ADDITIONAL TERMS OF THE NOTES

General

The terms of the notes are set forth in the accompanying Prospectus Supplement and Prospectus, as supplemented by this Pricing Supplement.  The accompanying Prospectus Supplement and Prospectus contain important disclosures that are not repeated in this Pricing Supplement.  It is important that you read the accompanying Prospectus Supplement and Prospectus together with this Pricing Supplement before deciding whether to invest in the notes.

Determining the Settlement Price of the Underlier

The “settlement price” of the underlier on any day is the official settlement price per metric barrel of the first nearby futures contract for light sweet crude oil on the New York Mercantile Exchange (“NYMEX”), stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg page “CL1 <CMDTY>” (or any successor page) on that day, except as otherwise specified under “— Postponement of the Determination Date” or “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below.

Postponement of the Determination Date

If the calculation agent determines that a market disruption event occurs or is continuing on the determination date, or such day is not a trading day, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing.  However, the determination date will not be postponed to a date later than the originally scheduled maturity date, or, if the originally scheduled maturity date is not a business day, later than the first business day after the scheduled maturity date.  If a market disruption event occurs or is continuing on the day that is the last possible determination date, or such last possible day is not a trading day, that day will nevertheless be the determination date.

The maturity date will be postponed if the originally scheduled determination date is postponed as described above.  In such a case, the maturity date will be postponed by the same number of business day(s) as the determination date was postponed from but excluding the originally scheduled maturity date to and including the actual maturity date.

If the settlement price of the underlier that must be used to determine the cash settlement amount on the maturity date is not available on the postponed determination date because of a market disruption event or the occurrence of a non-trading day or for any other reason (except as described under “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below), then the calculation agent will nevertheless determine the settlement price of the underlier, based on its assessment, made in its sole discretion in a commercially reasonable manner, of the price of the underlier on that day.

Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation

If the relevant exchange discontinues trading in the underlier, the calculation agent may, in its sole discretion, replace the underlier with another futures contract that references WTI light sweet crude oil and that the calculation agent, in its sole discretion, determines to be substantially similar to the discontinued underlier (such replacement futures contract will be referred to herein as a “successor underlier”), and the settlement price of the underlier on the determination date will be determined by reference to the official settlement price of the successor underlier on the relevant exchange for the successor underlier on that day.  In such event, the calculation agent will make such adjustments to any price of the underlier used for purposes of the notes as it determines are appropriate in the circumstances.  Upon any selection by the calculation agent of a successor underlier, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange discontinues trading in the underlier prior to, and that discontinuation is continuing on, the determination date, and the calculation agent determines, in its sole discretion, that no successor underlier is available at that time, or the calculation agent has previously selected a successor underlier and trading in the successor underlier is discontinued prior to, and that discontinuation is continuing on, the determination date, then the calculation agent will determine the settlement price of the underlier or a successor underlier, as applicable, for that date in its sole discretion.

Notwithstanding these alternative arrangements, discontinuation of trading of the underlier on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the settlement price of the underlier or a successor underlier, as applicable, is changed in a material respect by the relevant exchange, or if the reporting thereof is in any other way modified so that the settlement price does not, in the opinion of the calculation agent, fairly represent the value of the underlier or a successor underlier, as applicable, the calculation agent will, at the close of business in New York City on each day on which the settlement price for the underlier or a successor underlier, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for the

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underlier or a successor underlier, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Certain Definitions

A “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York. A day is a “scheduled business day” if, as of the trade date, such day is scheduled to be a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange.

A “market disruption event” means:

●any material suspension, absence or limitation of trading in the underlier on the relevant exchange;

●any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, the underlier;

●the settlement price of the underlier is a “limit price,” meaning that the settlement price of the underlier for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under the rules of the relevant exchange; or

●a failure by the relevant exchange or other price source to announce or publish the settlement price of the underlier.

The “relevant exchange” means the NYMEX or, if there is a successor underlier, the primary exchange or market of trading for the successor underlier.

Same-day Settlement And Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds.  We will pay the payments on the notes in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If the notes have become immediately due and payable following an Event of Default (as defined under “Description of Senior Debt Securities—Events of Default” in the accompanying Prospectus) with respect to the notes, the default amount payable will be equal to the cash settlement amount described in this Pricing Supplement, calculated as though the date of acceleration were the stated maturity date and the determination date were the second trading day prior to the stated maturity date, as accelerated.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Senior Debt Securities—Events of Default” in the accompanying Prospectus.

Withholding

The Bank or the applicable paying agent will deduct or withhold from a payment on a note any present or future tax, duty, assessment or other governmental charge that the Bank determines is required by law or the interpretation or administration thereof to be deducted or withheld. Payments on a note will not be increased by any amount to offset such deduction or withholding.

NYMEX Notice

The notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to the Bank or any of its affiliates and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to the Bank or any of its affiliates or the notes. NYMEX has no obligation to take the needs of the Bank or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any NYMEX commodity futures settlement price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

PRS-18

Digital Commodity-Linked Notes due

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by the Bank or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

PRS-19

Digital Commodity-Linked Notes due

THE UNDERLIER

WTI light sweet crude oil futures contracts trade on the NYMEX. The underlying settlement price of WTI light sweet crude oil futures contracts on any day is the settlement price per metric barrel of deliverable grade WTI light sweet crude oil on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” on that day.

A WTI light sweet crude oil futures contract traded on the NYMEX is an agreement to buy or sell 1,000 barrels of light sweet crude oil (as defined under the NYMEX’s rules) within a specified delivery month in the future at a price specified at the time of entering into the contract. At any given time, the NYMEX lists light sweet crude oil futures contracts with delivery months occurring in each month over the next ten years (and less frequently thereafter).

The first nearby WTI light sweet crude oil futures contract is the futures contract next scheduled for settlement or delivery that is still available for trading. Trading in the futures contract for a given delivery month ceases on the third business day prior to the twenty-fifth calendar day of the month preceding the delivery month (or if the twenty-fifth calendar day of the month is a non-business day, on the third business day prior to the last business day preceding the twenty-fifth calendar day).

The NYMEX determines an official settlement price for NYMEX light sweet crude oil futures contracts on each trading day as of 2:30 p.m., New York City time. The daily settlement price of the first nearby NYMEX light sweet crude oil futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:28 and 2:30 p.m., New York City time. The daily settlement price of the first nearby NYMEX light sweet crude oil futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the first nearby contract and the next expiring contract between 2:28 and 2:30 p.m., New York City time, using the daily settlement price of the first nearby contract as the anchor price and adding to it the spread.

The settlement prices of WTI light sweet crude oil futures contracts may be near zero, zero or negative, which can occur rapidly and unexpectedly. In April 2020, crude oil futures contracts traded below zero. See “Additional Risk Factors Specific to Your Notes—Underlier Risks—The Market Price of WTI Light Sweet Crude Oil Futures Contracts May Change Unpredictably and Will Affect the Value of the Notes in Unforeseen Ways.”

PRS-20

Digital Commodity-Linked Notes due

Historical Settlement Prices of the Underlier

The settlement price of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the settlement price of the underlier during the period shown below is not an indication that the settlement price of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding principal amount of your notes on the stated maturity date.

None of us, CIBCWM or any of our other affiliates makes any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the settlement price of the underlier between the date of this Pricing Supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical prices shown below.

The graph below shows the daily settlement prices of the underlier from September 8, 2016 through September 8, 2026. On September 8, 2026, the settlement price of the underlier was $93.03. We obtained the settlement prices in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the WTI Crude Oil Futures Contract

Source: Bloomberg

PRS-21

Digital Commodity-Linked Notes due

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s estimated value of the notes set forth on the cover of this Pricing Supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt” in this Pricing Supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third-party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this Pricing Supplement.

The Bank’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors Specific to Your Notes — The Bank’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this Pricing Supplement.

PRS-22

Digital Commodity-Linked Notes due

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, the Bank expects to agree to sell to CIBCWM, and CIBCWM expects to agree to purchase from the Bank, the aggregate principal amount of the offered notes specified on the front cover of this Pricing Supplement. CIBCWM proposes initially to offer the notes to the public at the price to public set forth on the cover page of this Pricing Supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 0.83% of the principal amount. A fee will also be paid to iCapital Markets LLC (“iCapital”), a broker-dealer with no affiliation with us, for services it is providing in connection with this offering. An affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest in iCapital.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the issue date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the trade date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the original issue price, particularly the agent’s commissions and our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying Prospectus Supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes.

PRS-23

Digital Commodity-Linked Notes due

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus, which you should carefully review prior to investing in the notes.  This summary is directed solely to U.S. Holders and Non-U.S. Holders (each as defined in the Prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus.

U.S. Holders.  The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale or exchange of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale or exchange of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released Notice 2008-2 (“Notice”) which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Since the underlier tracks the value of commodity futures contracts, it is possible that the IRS could assert that Section 1256 of the Code should apply to the notes or a portion of the notes. If Section 1256 of the Code were to apply to the notes, gain or loss recognized with respect to the notes (or the relevant portion of the notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to a U.S. Holder’s holding period in the notes. A U.S. Holder would also be required to mark the notes (or a portion of the notes) to market at the end of each year (i.e., recognize gain or loss as if the notes or the relevant portion of the notes had been sold for fair market value)

PRS-24

Digital Commodity-Linked Notes due

Non-U.S. Holders.  Except as provided below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on amounts paid in respect of the notes, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, payments on the notes may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale or exchange and certain other conditions are satisfied.

If a Non-U.S. Holder of the note is engaged in the conduct of a trade or business within the U.S. and payments in respect of the notes are effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on payments in respect of payments on the notes on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting.  Please see the discussions under “Material Income Tax Consequences—United States Taxation—Tax Consequences to U.S. Holders—U.S. Backup Withholding and Information Reporting” and “Material Income Tax Consequences—United States Taxation—Tax Consequences to Non-U.S. Holders—Backup Withholding and Information Reporting for Non-U.S. Holders” in the accompanying Prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

PRS-25

Digital Commodity-Linked Notes due

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this Pricing Supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences — Canadian Taxation” in the accompanying Prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

PRS-26

Digital Commodity-Linked Notes due

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus Supplement or Prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither this Pricing Supplement nor the accompanying Prospectus Supplement or Prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Pricing Supplement
Page
About this Pricing Supplement	PRS-2
Summary Information	PRS-3
Hypothetical Examples	PRS-5
Additional Risk Factors Specific to Your Notes	PRS-8
Additional Terms of the Notes	PRS-17
The Underlier	PRS-20
The Bank’s Estimated Value of the Notes	PRS-22
Supplemental Plan of Distribution (Conflicts of Interest)	PRS-23
United States Federal Income Tax Considerations	PRS-24
Certain Canadian Federal Income Tax Considerations	PRS-26

Prospectus Supplement dated June 4, 2026
About this Prospectus Supplement	S-1
Risk Factors	S-1
Use of Proceeds	S-15
Description of the Notes We May Offer	S-16
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus dated June 4, 2026
About this Prospectus	i
Forward-Looking Statements	i
Available Information	iii
Documents Incorporated by Reference	iv
Presentation of Financial Information	iv
Canadian Imperial Bank of Commerce	iv
Risk Factors	1
Use of Proceeds	1
Description of Senior Debt Securities	1
Material Income Tax Consequences	23
Plan of Distribution (Conflicts of Interest)	34
Certain Considerations for ERISA and Other U.S. Employee Benefit Plans	37
Limitations on Enforcement of U.S. Laws Against CIBC, Its Management and Others	38
Validity of Securities	39
Experts	39

PRS-27

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Canadian Imperial Bank of Commerce Senior Global Medium-Term Notes Digital Commodity-Linked Notes due

CIBC Capital Markets